Exhibit 99.6

DBS Satellite Services (1998) Ltd.

Financial Statements

For The Year Ended December 31, 2011

The information contained in these financial statements constitutes a translation of the financial statements published by the Company.  The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience purposes only.

DBS Satellite Services (1998) Ltd.

Financial Statements at December 31, 2011

Somekh Chaikin	Telephone	972 3 684 8000
KPMG Millennium Tower	Fax	972 3 684 8444
17 Ha’arbah St. PO Box 609, Tel Aviv 61006	Website:	www.kpmg.co.il
Israel

Auditors Report to the Shareholders of
D.B.S. Satellite Services (1998) Ltd.

We have audited the accompanying statements of financial position of D.B.S. Satellite Services (1998) Ltd. (hereinafter-“the Company”) as of December 31, 2011 and 2010 and the related income statements, the statements of comprehensive income, the statements of changes in equity and the statements of cash flows for each of the three years, the last of which ended December 31, 2011. These financial statements are the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including standards prescribed by the Auditors’ Regulations (Manner of Auditor’s Performance)- 1973. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management of the Company, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion these financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and its results of operations, changes in equity and cash flows for each of the three years, the last of which ended December 31, 2011, in accordance with International Financial Reporting Standards (IFRS) and in accordance with the Securities Regulations (Annual Financial Statements) - 2010.

Without qualifying our opinion, we draw attention to Note 5 with respect to the financial position of the Company.

Somekh Chaikin
Certified Public Accountants

March 5, 2012

DBS Satellite Services (1998) Ltd.

Financial Statements at December 31, 2011

Statement of Financial Position at December 31

		2011	2010
	Note	NIS thousands	NIS thousands

Assets
Cash and cash equivalents		13,325	-
Trade receivables	6	159,596	168,847
Other receivables	6	8,020	11,150
Total current assets		180,941	179,997

Property, plant and equipment, net	7	675,954	675,888
Intangible assets, net	8	94,227	82,769
Broadcasting rights, net of rights exercised	9	330,572	304,490

Total non-current assets		1,100,753	1,063,147

Total assets		1,281,694	1,243,144

The attached notes are an integral part of these financial statements

DBS Satellite Services (1998) Ltd.

Financial Statements at December 31, 2011

Statement of Financial Position at December 31

		2011	2010
	Note	NIS thousands	NIS thousands

Liabilities
Borrowings from banks	10	85,998	135,438
Current maturities for debentures	14	57,494	56,062
Trade payables and service providers	11	409,298	355,771
Other payables	12	162,519	164,951
Provisions	13	55,329	89,266
Total current liabilities		770,638	801,488
Debentures	14	1,120,806	1,030,973
Bank loans	10	337,679	470,810
Loans from shareholders	15	2,677,916	2,300,387
Long-term trade payables	16	18,766	54,264
Employee benefits	17	6,171	6,696
Total non-current liabilities		4,161,338	3,863,130
Total liabilities		4,931,976	4,664,618
Capital deficit
Share capital	21	29	29
Share premium		85,557	85,557
Option warrants		48,219	48,219
Capital reserves		1,537,271	1,537,271
Capital reserve for share-based payments		10,280	9,391
Retained loss		(5,331,638)	(5,101,941)
Total capital deficit		(3,650,282)	(3,421,474)
Total liabilities and capital		1,281,694	1,243,144

Rinat Gazit	Ron Eilon	Micky Neiman
Authorized to sign on behalf of chairman of the board (See Note 32).	CEO	CFO

Date of approval of the financial statements: March 5, 2012

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.
Financial Statements at December 31, 2011

Statements of Income for the Year Ended December 31

		2011	2010	2009
	Note	NIS thousands	NIS thousands	NIS thousands

Revenues		1,618,809	1,582,930	1,530,435
Cost of revenues	22	1,028,168	1,128,848	1,042,101
Gross profit		590,641	454,082	488,334
Sales and marketing expenses	23	152,737	143,202	122,312
General administrative expenses	24	143,036	132,561	117,805
		295,773	275,763	240,117
Operating profit		294,868	178,319	248,217
Financing expenses		168,991	181,584	177,900
Financing income		(23,163)	(9,313)	(8,347)
Financing expenses for shareholder loans		377,529	318,499	300,373
Financing expenses, net	25	523,357	490,770	469,926
Loss before income tax		(228,489)	(312,451)	(221,709)
Income tax	26	1,128	1,188	745
Loss for the period		(229,617)	(313,639)	(222,454)

Basic and diluted loss per share (in NIS)		7,681	10,491	7,441

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.
Financial Statements at December 31, 2011

Statements of Comprehensive Income for the Year Ended December 31

		2011	2010	2009
	Note	NIS thousands	NIS thousands	NIS thousands

Loss for the period		(229,617)	(313,639)	(222,454)
Other items of comprehensive income:
Actuarial gains (losses) from a defined benefit plan	17	(80)	(1,535)	537
Other comprehensive profit (loss) for the year		(80)	(1,535)	537
Total comprehensive loss for the year		(229,697)	(315,174)	(221,917)

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.
Financial Statements at December 31, 2011

Statements of Changes in Equity for the Year Ended December 31

		Share capital	Share premium	Option warrants	Capital reserve	Capital reserve for share-based payments	Accrued deficit	Total
	Note	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Balance at January 1, 2011 (audited)		29	85,557	48,219	1,537,271	9,391	(5,101,941)	(3,421,474)
Total comprehensive loss for the year
Loss for the year		-	-	-	-	-	(229,617)	(229,617)
Other comprehensive loss for the year		-	-	-	-	-	(80)	(80)
Total comprehensive loss for the year		-	-	-	-	-	(229,697)	(229,697)
Transactions with owners recognized directly in equity
Share-based payments	18	-	-	-	-	889	-	889
Balance at December 31, 2011 (audited)		29	85,557	48,219	1,537,271	10,280	(5,331,638)	(3,650,282)

Balance at January 1, 2010 (audited)		29	85,557	48,219	1,537,271	6,931	(4,786,767)	(3,108,760)
Total comprehensive loss for the year
Loss for year		-	-	-	-	-	(313,639)	(313,639)
Other comprehensive loss for the year		-	-	-	-	-	(1,535)	(1,535)
Total comprehensive loss for the year		-	-	-	-	-	(315,174)	(315,174)
Transactions with owners recognized directly in equity
Share-based payments	18	-	-	-	-	2,460	-	2,460
Balance at December 31, 2010 (audited)		29	85,557	48,219	1,537,271	9,391	(5,101,941)	(3,421,474)

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.
Financial Statements at December 31, 2011

Statements of Changes in Equity for the Year Ended December 31

		Share capital	Share premium	Option warrants	Capital reserve	Capital reserve for share-based payments	Accrued deficit	Total
	Note	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Balance at January 1, 2009 (audited)		29	85,557	48,219	1,537,271	1,636	(4,564,850)	(2,892,138)
Total comprehensive loss for the year
Loss for the year		-	-	-	-	-	(222,454)	(222,454)
Other comprehensive profit for the year		-	-	-	-	-	537	537
Total comprehensive loss for the year		-	-	-	-	-	(221,917)	(221,917)
Transactions with owners recognized directly in equity
Share-based payments	18	-	-	-	-	5,295	-	5,295
Balance at December 31, 2009 (audited)		29	85,557	48,219	1,537,271	6,931	(4,786,767)	(3,108,760)

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.
Financial Statements at December 31, 2011

Statements of Cash Flows for the Year Ended December 31

	2011	2010	2009
	NIS thousands	NIS thousands	NIS thousands

Cash flows from operating activities
Loss for the period	(229,617)	(313,639)	(222,454)
Adjustments:
Depreciation and amortization	276,393	284,732	234,203
Financing expenses, net	519,716	465,562	455,232
Proceeds from sale of property, plant and equipment	(515)	(35)	(236)
Share-based payments	889	2,460	5,295
Income tax expenses	1,128	1,188	745

Change in trade receivables	9,251	(8,695)	(7,277)
Change in other receivables	3,130	363	84
Change in trade payables	32,457	(2,731)	(8,391)
Change in other payables and provisions	(71,868)	83,659	(14,898)
Change in broadcasting rights, net of rights exercised	(26,082)	(19,724)	(31,433)
Change in employee benefits	(605)	(438)	(82)

	743,894	806,341	633,242
Income tax paid	(1,128)	(1,188)	(1,060)

Net cash from operating activities	513,149	491,514	409,728

Cash flows from investment activities
Proceeds from sale of property, plant and equipment	747	1,589	949
Purchase of property, plant and equipment	(207,741)	(226,728)	(214,368)
Payments for programs and licenses	(32,181)	(14,897)	(9,262)
Payments for subscriber acquisition	(24,414)	(36,756)	(37,931)
Net cash used for investment activities	(263,589)	(276,792)	(260,612)

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.
Financial Statements at December 31, 2011

Statements of Cash Flows for the Year Ended December 31 (contd.)

	2011	2010	2009
	NIS thousands	NIS thousands	NIS thousands

Cash flows from finance activities
Repayment of loans from institutions	-	(115,731)	-
Bank loans received	-	255,000	-
Repayment of bank loans	(97,277)	(580,718)	-
Repayment of debentures	(57,271)	(55,020)	-
Short-term bank credit, net	(85,294)	41,232	13,532
Payment for finance lease obligation	(768)	-	-
Interest paid	(114,178)	(203,444)	(162,648)
Issue of debentures, net	118,553	443,959	-
Net cash used for finance activities	(236,235)	(214,722)	(149,116)

Increase in cash and cash equivalents	13,325	-	-
Cash and cash equivalents at beginning of period	-	-	-
Cash and cash equivalents at end of period	13,325	-	-

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 1 – GENERAL

A.	Reporting entity

DBS Satellite Services (1998) Ltd. (“the Company”) was incorporated in Israel on December 2, 1998 and its head office is located at 6, Hayozma St., Kfar Saba, Israel.

In January 1999, the Company received a license from the Ministry of Communications for satellite television broadcasts (“the License”). The License is valid until January 2017 and may be extended for a further six years under certain conditions. The Company’s operations are subject to, inter alia, the Communications (Telecommunications and Broadcasts) Law 1982 (“the Communications Law”) and the regulations and rules promulgated thereunder, and to the terms of the License.

Pursuant to its license Bezeq The Israel Telecommunication Corporation Limited (“Bezeq”), is required to maintain full structural separation between it and its subsidiaries, and between it and the Company. In addition, the licenses of the Company and Bezeq impose restrictions on joint marketing of services (service bundles).

In August 2009, the Supreme Court accepted the Antitrust Commissioner’s appeal of the ruling of the Antitrust Tribunal approving the merger (as defined in the Antitrust Law, 1988) between the Company and Bezeq by exercising the options held by Bezeq in the Company, subject to certain conditions, and ruled against the merger.

The Company believes that as a result of the development of competition between the telecommunications groups and the increasing importance of providing comprehensive communications services, if the restrictions on Bezeq’s control of the Company and on Bezeq’s cooperation with it remain intact, the adverse effect of these restrictions on the Company’s expenses is liable to increase.

NOTE 2 - BASIS OF PREPARATION

A.	Definitions

In these financial statements -

(1)
International Financial Reporting Standards (“IFRS”): Standards and interpretations adopted by the Israel Accounting Standards Board (IASB). These standards and interpretations include International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) and the interpretations of these standards defined by the International Financial Reporting Interpretations Committee (IFRIC) or interpretations defined by the Standing Interpretations Committee (SIC)

(2)	The Company: DBS Satellite Services (1998) Ltd.

(3)	Related party: As defined in IAS 24, Related Party Disclosures

(4)	Interested parties: As defined in paragraph (1) of the definition of an “interested party” in section 1 of the Securities Law, 1968

(5)	CPI: The consumer price index as published by the Central Bureau of Statistics

B.	Statement of compliance

These financial statements have been prepared in conformity with International Financial Reporting Standards (IFRS) and with the provisions of the Israeli Securities Regulations (Annual Financial Statements), 2010.

The financial statements were approved by the Board of Directors on March 5, 2012.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 2 - BASIS OF PREPARATION (CONTD.)

C.	Functional and presentation currency

These financial statements are presented in NIS, which is the Company’s functional currency, and have been rounded to the nearest thousand. The NIS is the currency that represents the principal economic environment in which the Company operates.

D.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following assets and liabilities: derivative financial instruments, shareholder loans and liabilities for employee benefits. For further information regarding the way in which these assets and liabilities are measured, see Note 3 - Significant Accounting Policies. The methods used to measure the fair value are described in Note 4 – Determination of Fair Value.

The value of non-monetary assets and equity items that were measured on the historical cost basis was adjusted to changes in the CPI until December 31, 2003, since until that date Israel was considered a hyperinflationary economy.

E.	Use of estimates and judgment

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Company’s financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty. The Company’s management prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical estimates made by management while implementing accounting policies and which have the most significant effect on the financial statements is included in the following notes:

•
Provisions and contingent liabilities: The Company has contingent liabilities in amounts for which the maximum possible exposure is not significant. Inter alia, there are class actions pending against the Company in material amounts. When assessing the possible outcomes of legal claims that were filed against the Company, the Company relied on the opinions of its legal counsel. These opinions are based on the best of their professional judgment, and take into consideration the current stage of the proceedings and the legal experience accumulated with respect to the various matters. As the outcomes of the claims are determined by the courts, these outcomes could differ from the assessments. By their very nature it is extremely difficult to predict the results of the claims. Given the inherent uncertainty of legal claims, it is possible that all or part of them will end favorably for the Company in amounts materially different from the provisions contained in the financial statements, if any. For details of the provisions and contingent liabilities, see Note 20.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 2 - BASIS OF PREPARATION (CONTD.)

E.	Use of estimates and judgment (contd.)

•
Useful life: The Company's items of fixed assets, intangible assets and broadcasting rights are amortized using the straight line method over the estimated useful life of the asset. The estimated useful life of these items is based on their estimated technical life and the condition of the equipment. Changes in these factors which affect the estimated useful life of the asset have a material impact on the Company's financial position and the results of its operations. The estimated useful life of the fixed assets and intangible assets are presented in Note 3(C) and Note 3(D) below.

F.	First-time application of new amendments to the accounting standards

(1)	Disclosures in connection with a related party

Since January 1, 2011 the Company has applied IAS 24 (2009) Related Party Disclosures (“the Standard”). The Standard is implemented retrospectively.

For the first implementation of the Standard, the Company has mapped the relations of related parties. Based on the new definition and as a result of the mapping, new related parties have been identified. The Company had no transactions with these new related parties in the reporting period and in corresponding periods.

(2)	Financial instruments – amendments to disclosures

As of the annual periods commencing January 1, 2011, the Company implements the amendment to IFRS 7, Financial Instruments – Disclosures (“the Amendment”). In accordance with the Amendment an explicit declaration has been added to the effect that the interaction between quantitative and qualitative disclosures enables users of the statements to make better estimates of the Group’s exposure to risks arising from financial instruments. Moreover, the section stating that quantitative disclosures are not required when the risk is negligible has been removed. Furthermore, certain disclosure requirements pertaining to credit risk have been amended and others removed. The requisite disclosures have been expressed in the financial statements. For further information, see Note 29 - Financial instruments.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these financial statements, except as described in Note 2(F) Changes in accounting policy.

A.	Foreign currency transactions

Transactions in foreign currency are translated into the functional currency of the Company at the exchange rate on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the reporting date are retranslated to the functional currency of the exchange rate on that date.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

B.	Broadcasting rights

Broadcasting rights are stated at cost, net of rights exercised.

The cost of broadcasting rights includes the amounts paid to the content provider. Broadcasting rights are amortized in accordance with the terms of the purchase agreement, based on actual broadcasts from the total number of expected broadcasts in accordance with management estimates, or permitted under the agreement (the part that has not been amortized by the end of the agreement is amortized in full upon termination of the agreement), or according to the period of the rights agreement (straight line). The net adjustment of the broadcasting rights is presented as an adjustment of earnings as part of ongoing operations in the statement of cash flows.

C.	Property, plant and equipment

(1)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

The cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, and any other costs directly attributable to bringing the assets to the site and condition as intended by management. The cost of software that is integral to the functionality of the related equipment is recognized as part of the cost of that equipment.

When major parts of items of property, plant and equipment (including costs of major periodic inspections) have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

(2)	Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized as part of the carrying amount of said item if it is probable that the future economic benefits embodied in the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. Ongoing maintenance costs are recognized in the statement of income when they are created.

(3)	Depreciation

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment.

Years
Broadcasting and receiving equipment	6.67
Installation costs *	1-3,15
Digital satellite decoders	4,6,8
Office furniture and equipment	6.67-14.2
Computers	3

*     The costs of installation in apartments are depreciated over the period of enjoyment expected from the benefits claimed for the installation.

Leasehold improvements are depreciated over the shorter of the rental period or the expected useful life of the improvements.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

D.	Intangible assets

(1)	Acquisition of subscribers

The Company discounts the direct sale commissions paid to marketers and salespersons for sales of services to subscribers who have signed long-term commitments with the Company and recognizes these costs as an intangible asset. When the subscriber terminates the agreement period, the balance of the asset is amortized immediately. For customers who are out of contract the Company immediately amortizes the subscriber acquisition costs on the income statement.

(2)	Software

Standalone software that adds functionality to the hardware is classified as an intangible asset.

(3)	Development

Development activities involve a plan for the production of new or substantially improved products or processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The costs recognized as an intangible asset include the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use and capitalized credit costs. Other development expenditure is recognized in profit or loss as incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

(4)	Amortization

Amortization of intangible assets is recognized in the statement of income on a straight-line basis over the estimated useful life of the intangible assets, from the date on which the assets are available for use.

Estimated useful lives for the current and comparative periods are as follows:

Years
Software	3,5
Subscriber acquisition costs*	1-3
Capitalized development costs	1-5

*     Pursuant to the terms and conditions of contracts with the subscribers.

E.	Financial instruments

(1)	Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents.

(A)	Initial recognition of non-derivative financial instruments

A financial instrument is recognized when the Company accepts the contractual terms of the instrument, in other words on the date on which the Company fulfilled its obligations under the contract.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

E.	Financial instruments (contd.)

(1)	Non-derivative financial instruments (contd.)

(B)	Derecognition of financial instruments

Financial instruments are derecognized when the contractual rights of the Company to the cash flows from the asset expire, or the Company transfers the rights to receive the cash flows arising from the financial asset in a transaction where all the risks and benefits of ownership of the financial asset are transferred. Financial assets are sold in regular way sales on the trade date, meaning on the date on which the Company undertook to sell the asset.

(C)	Classification of financial instruments

The Company classifies financial instruments as follows:

Cash and cash equivalents
Cash includes immediately usable cash balances and on-demand deposits. Cash equivalents include short-term investments (where the period between the original deposit date and the redemption date is up to 3 months) of a high liquidity level which can easily be converted into known amounts of cash and which are exposed to insignificant risk of changes in value.

Trade receivables
Trade receivables are financial assets with payments which are fixed or which can be determined that are not traded on an active market.

(2)	Non-derivative financial liabilities

Non-derivative financial instruments include bank overdrafts, bank loans and credit, loans from shareholders and other credit providers, finance lease liabilities, trade payables and other payables.

(A)	Initial recognition of financial liabilities

Debt instruments are recognized initially on the date that they are created. Financial liabilities are initially recognized at fair value plus all the attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

(B)	Derecognition of financial instruments

Financial liabilities are derecognized when the obligation of the Company, as specified in the agreement, expires or when it is discharged or canceled.

(C)	Change in terms of debt instrument

An exchange of debt instruments having substantially different terms, between an existing borrower and lender are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value. Furthermore, a substantial modification of the terms of the existing financial liability or part of it, is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

E.	Financial instruments (contd.)

(2)	Non-derivative financial liabilities (contd.)

(C)	Change in terms of debt instrument (contd.)

The terms are substantially different if the discounted present value of the cash flows according to the new terms, including any commissions paid, less any commissions received and discounted using the original effective interest rate, is different by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability.

In addition to the aforesaid quantitative criterion, the Company examines, inter alia, whether there have been changes also in various economic parameters inherent in the exchanged debt instruments, therefore exchanges of CPI-linked debt instruments with unlinked instruments are considered exchanges with substantially different terms even if they do not meet the aforementioned quantitative criterion.

(D)	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when the Company currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(3)	Derivative financial instruments

The Company holds derivative financial instruments to hedge its foreign currency risk exposure. The financial instruments comprise mainly forward transactions.

Derivative financial instruments are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value. Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities denominated in foreign currencies. Changes in the fair value of these derivatives are recognized in profit or loss, as part of the profits or losses from foreign currency.

(4)	CPI-linked assets and liabilities that are not measured at fair value

The value of CPI-linked financial assets and liabilities, which are not measured at fair value, is remeasured every period in accordance with the actual increase in the CPI.

F.	Impairment

(1)	Financial assets

A financial asset is tested for impairment when objective evidence indicates that one or more events had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. All impairment losses are recognized in profit or loss.

(2)	Non-monetary assets

The carrying amounts of the Company’s non-monetary assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the asset is estimated. The Company estimates the recoverable amount once a year if there are indications of impairment.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

F.	Impairment (contd.)

(2)	Non-monetary assets (contd.)

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For the purpose of impairment testing, the assets are grouped together into the smallest group of assets that generates cash from continuing use that are largely independent of other assets or groups of assets (“cash-generating unit”).

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount and is recognized in profit or loss.

G.	Employee benefits

(1)	Post-employment benefits

The Company has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies and they are classified as defined contribution plans and defined benefit plans.

(A)	Defined contribution plans

The Company’s obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the statement of income in the periods during which services are rendered by employees.

(B)	Defined benefit plans

The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is presented at its present value less the fair value of any plan assets. The discount rate is the yield at the reporting date on government bonds denominated in the same currency that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the calculation results in an asset for the Company, an asset is recognized up to the net present value of economic benefits available in the form of a refund from the plan or a reduction in future contributions to the plan. An economic benefit in the form of refunds or reduction in future payments will be considered to be available when it can be exercised during the life of the plan or after settlement of the obligation.

When the minimum contribution requirement includes an obligation to pay additional amounts for services that were provided in the past, the Company recognizes an additional obligation (increases the net liability or decreases the net asset), if such amounts are not available as an economic benefit in the form of a refund from the plan or the reduction of future contributions.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in profit or loss on a straight-line basis over the average period until the benefits vest. If the benefits vest immediately, the expense is recognized immediately in profit or loss.

The Company recognizes immediately, directly in retained earnings through other comprehensive income, all actuarial gains and losses arising from defined benefit plans.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

G.	Employee benefits (contd.)

(1)	Post-employment benefits (contd.)

(B)	Defined benefit plans (contd.)

The Company offsets an asset relating to one benefit plan from the liability relating to another benefit plan only when there is a legally enforceable right to use the surplus of one plan to settle the obligation in respect of the other plans, and there is intent to settle the obligation on a net basis or to simultaneously realize the surplus of one plan and settle the obligation in the other plan.

(2)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided or upon the actual absence of the employee when the benefit is not accumulated (such as maternity leave).

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably. In the statement of financial position the employee benefits are classified as current benefits or as non-current benefits according to the time the liability is due to be settled.

(3)	Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than post-employment plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The benefit is discounted to its present value. The discount rate is the yield at the reporting date on government bonds denominated in the same currency that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in the statement of income in the period in which they arise.

(4)	Share-based payments

The grant date fair value of share-based payment awards granted to employees is recognized as a salary expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The amount recognized as an expense in respect of share-based payment awards that are conditional upon meeting service and non-market performance conditions is adjusted to reflect the number of awards that are expected to vest.

Share-based payment arrangements in which the parent company grants to the employees of the Company rights to its equity instruments are accounted for by the Company as equity-settled share-based payment transactions, meaning that the fair value of the grant is recognized directly in equity, as set out above.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

H.	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

(1)	Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

(2)	Legal claims

A provision for claims is recognized if, as a result of a past event, the Company has a present legal or constructive obligation and it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of obligation can be estimated reliably.

I.	Revenues

(1)	Revenues from services rendered are recognized in the statement of income proportionately over the term of the agreement or upon providing the service.

(2)	Income from rental of digital satellite decoders is attributed proportionately over the term of the agreement.

(3)
Receipts from customers for the installation of terminal equipment which do not provide the customers with separate value are recognized as income in the statement of income over the period of enjoyment of the economic benefits.

(4)
The Company charges a deposit for the digital satellite decoders rented by its customers. The customers are entitled to receive a proportional refund of the deposit upon termination of the agreement, according to the terms in the agreement. The revenues from deposit deductions are attributed to the statement of income, according to the terms of the agreements with the customers.

(5)	Commissions: When the Company acts in the capacity of an agent rather than as the principal in a transaction, the income recognized is the net amount of commission.

J.	Income tax expenses

Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in the statement of income, or are recognized directly in equity or in other comprehensive income if they relate to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable (or receivable) on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date.

K.	Operating lease

The Company classifies lease agreements, under which the lessor substantially assumes all risks and rewards of ownership, as an operating lease. Payments made under operating leases are recognized in the statements of income on a straight line basis over the term of the lease.

L.	Loss per share

Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

M.	Financing income and expenses

Financing income comprises interest income on funds invested, foreign currency gains and gains on derivative instruments that are recognized in the statement of income. Interest income is recognized as accrued using the effective interest method.

Financing expenses comprise interest expense on borrowings, impairment losses of financial assets and losses on derivative instruments recognized in the statement of income. All borrowing costs are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis as either financing income or financing expenses depending on exchange rate fluctuations and on whether foreign currency movements are in a net gain or net loss position.

N.	Transactions with a controlling shareholder

Assets and liabilities included in a transaction with a controlling shareholder are measured at fair value on the date of the transaction.

As this is a capital transaction, the differences between the fair value and the proceeds from the transaction are attributed to equity.

O.	New standards and interpretations not yet adopted

(1)	IFRS 9 (2010), Financial Instruments (“the Standard”)

This Standard is one of the stages in a comprehensive project to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) and it replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets and financial liabilities.

In accordance with the Standard, there are two principal categories for measuring financial assets: amortized cost and fair value. The basis for classification of debt instruments is based on the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset.

The Standard generally preserves the instructions regarding classification and measurement of financial liabilities that are provided in IAS 39, with a number of exceptions.

The Standard is effective for annual periods beginning on or after January 1, 2015, but may be applied earlier, subject to providing disclosure and at the same time adopting other IFRS amendments as specified in the appendix to the Standard. The Standard is to be applied retrospectively other than in a number of exceptions. The Company is examining the effects of adopting the Standard on the financial statements.

(2)	Amendment to IAS 19, Employee Benefits (“the Standard”)

The amendment contains a number of changes relating to the accounting treatment of employee benefits. The amendment will apply to annual periods commencing January 1, 2013 or thereafter by way of retrospective implementation. Earlier implementation is possible with provision of disclosure. The Company is examining the effects of adopting the Standard on the financial statements.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

O.	New standards and interpretations not yet adopted

(3)	IFRS 13, Fair Value Measurement (“the Standard”)

The Standard replaces the directives relating to fair value measurement which appear in the various IFRS standards. To achieve this objective, the Standard defines fair value, determines directives and new disclosure requirements for fair value measurement. The Standard will be implemented for annual periods commencing January 1, 2103. Earlier implementation is possible subject to conditions. The Company is examining the effects of adopting the Standard on the financial statements.

(4)	Amendment to IAS 32 Financial Instruments: Presentation and amendment to IFRS 7 Financial Instruments: Disclosure regarding rules for offsetting financial assets and liabilities (“the Amendments”)

The amendment to IAS 32 clarifies the conditions under which it is possible to offset financial assets and liabilities in the statement of financial position and determines that an existing entity has an immediate legally enforceable right to offset declared amounts if this right is not conditional on a future event and it is enforceable in the normal course of business as well as in the event of insolvency or bankruptcy. The amendment to IFRS 7 contains new disclosure requirements in respect of financial assets and liabilities which were offset in the statement of financial position.

The amendment to IAS 32 will be implemented retrospectively in respect of annual periods commencing January 1, 2014 or thereafter. Early implementation is possible subject to conditions set.

The amendment to IFRS 7 will be implemented retrospectively in respect of annual reporting periods commencing January 1, 2013 or thereafter. The Company is examining the effects of adopting the Amendments on the financial statements.

NOTE 4 – DETERMINATION OF FAIR VALUE

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both monetary and non-monetary assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. Further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

A.	Derivatives

The fair value of forward exchange contracts is based on their quoted price.

B.	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted by the market interest rate at the reporting date.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 4 – DETERMINATION OF FAIR VALUE (CONTD.)

C.	Share-based payment transactions

The fair value of employee share options for employees and of share appreciation rights is measured using the Black-Scholes model. The assumptions of the model include the share price on the date of measurement, the exercise price of the instrument, expected volatility (based on the weighted average of historical volatility of the Company’s shares over the expected term of the options, and adjusted for changes expected due to publicly available information), the weighted average of the expected term of the instruments (based on past experience and the general behavior of the option-holders), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

NOTE 5 – THE FINANCIAL POSITION OF THE COMPANY

A.
Since the beginning of its operations, the Company has accumulated substantial losses. The Company’s losses for 2011 and 2010 amounted to NIS 230 million and NIS 314 million, respectively. As a result of these losses, the Company's capital deficit and working capital deficit at December 31, 2011 amounted to NIS 3,650 million and NIS 590 million, respectively.

B.	1.
In March 2010, an amendment to the Company’s bank financing agreement was signed and took effect (“the Amendment Agreement”). Pursuant to the Amendment Agreement, another Israeli bank (“the Joining Bank”) joined the present syndicate of banks (“the Present Banks”). The Joining Bank provided the Company with its proportionate share of the Company’s regular credit facilities and also provided the Company with long-term credit of NIS 255 million, most of which was used for its addition (in its proportionate share) to the Company’s long-term credit facilities for repayment and early repayment of the Company’s debts to the Present Banks. The remaining balance of NIS 46 million will be used for the Company’s ongoing requirements.

Pursuant to the Amendment Agreement, the Company created a floating lien in favor of the Joining Bank, similar to those in favor of the Present Banks. The Joining Bank was also included in the fixed lien in favor of the Present Banks. The Company’s shareholders also signed the amendments to bonds, mortgage deeds and letter of guarantee, as applicable, which they had previously signed in favor of the Present Banks, for the addition of the Joining Bank. Under the Amendment Agreement, the term of the bank loan repayment (both the long-term loans as well as the ongoing facilities) was extended until the end of 2015.

In November 2010, another amendment to the financing agreement took effect. According to the amendment, the Company is required to comply with the debt coverage ratio (based on the ratio between the Company’s cash balance and cash flow over the past 12 months and the principal and interest payments over the coming 12 months) and the maximum and minimum supplier credit covenant. These covenants replaced the previous financial covenants that were applicable to the Company. The Company’s compliance with these covenants is measured quarterly, and failure to comply with these covenants, subject to extensions stipulated in the Financing Agreement, grants banks the right to demand early repayment of the loans. According to the finance mechanism stipulated in the amendment, if the Company’s debentures (Series B) are downgraded below ilBBB (or its equivalent, whichever is lower), the annual interest paid to the banks will increase by 0.25% in respect of each notch on the rating scale, as long as the downgrade is in effect, subject to the covenants set out in the financing agreement.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 5 – THE FINANCIAL POSITION OF THE COMPANY (CONTD.)

B.	(contd.)

2.
In 2010, the Company's credit rating was upgraded from ilBBB- to ilA-, among other reasons, in view of the expected improvement in the Company's liquidity in the short term following the issue of debentures (Series B) and in view of the amendment to the financing agreement that included a list of the financial covenants with which the Company is required to comply. In March 2011, the Company expanded its debenture series (Series B) by issuing additional debentures in the sum of NIS 117 million par value and in the sum of NIS 120 million. Maalot gave the debentures (Series B) a rating of ilA. 50% of the proceeds of the issue will be used for early repayment of part of the long-term bank credit taken out by the Company.

3.	At December 31, 2011, the Company is in compliance with the financial covenants stipulated in the financing agreements and the debentures. See Note 27 regarding compliance with the covenants.

4.
The Company's management believes that the financial resources at its disposal will be sufficient for the Company’s operations for the coming year, based on the cash flow forecast approved by the Company’s board of directors. If additional resources are required to meet its operational requirements for the coming year, the Company will adapt its operations to preclude the need for additional resources beyond those available to it. In recent years, the Company has raised external financing to expand its investments. At the reporting date, any significant increase in the Company’s investments will require an expansion of the financing sources at its disposal.

NOTE 6 – TRADE AND OTHER RECEIVABLES

	December 31, 2011	December 31, 2010
	NIS thousands	NIS thousands

Trade receivables (1)
Outstanding debts	34,395	48,192
Credit companies	132,576	128,355
Less provision for doubtful debts	(7,375)	(7,700)
	159,596	168,847

Other receivables (1)
Prepaid expenses	853	3,156
Pledged deposits	-	77
Others	7,167	7,917
	8,020	11,150

(1)Including trade and other receivables that are related and interested parties	1,944	77

For further information about related and interested parties, see Note 30 – Related and interested parties. For the Company's exposure to currency and liquidity risks, see Note 29 – Financial instruments.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT, NET

A.	Composition

	Broadcasting and reception equipment	Discounted installation costs	Digital satellite decoders	Office furniture and equipment (including computers)	Leasehold improvements	Total
	NIS thousands

Cost
Balance at January 1, 2010	232,482	1,476,819	1,511,009	84,133	41,286	3,345,729
Additions during the year	4,641	99,617	115,829	10,658	4,358	235,103
Disposals during the year	-	(3,741)	(638)	(149)	-	(4,528)
Balance at December 31, 2010	237,123	1,572,695	1,626,200	94,642	45,644	3,576,304
Additions during the year	6,980	83,282	121,628	13,731	1,338	226,959
Disposals during the year	-	(158)	(502)	(839)	-	(1,499)
Balance at December 31, 2011	244,103	1,655,819	1,747,326	107,534	46,982	3,801,764

Accumulated depreciation
Balance at January 1, 2010	183,068	1,204,243	1,192,121	53,544	30,280	2,663,256
Additions during the year	15,219	102,413	109,919	11,360	2,204	241,115
Disposals during the year	-	(3,741)	(95)	(119)	-	(3,955)
Balance at December 31, 2010	198,287	1,302,915	1,301,945	64,785	32,484	2,900,416
Additions during the year	13,468	95,297	105,668	10,156	2,072	226,661
Disposals during the year	-	(158)	(291)	(818)	-	(1,267)
Balance at December 31, 2011	211,754	1,398,054	1,407,322	74,123	34,557	3,125,810

Carrying amount
At January 1, 2010	49,414	272,576	318,888	30,589	11,006	682,473

At January 1, 2011	38,836	269,780	324,255	29,857	13,160	675,888

At December 31, 2011	32,349	257,765	340,004	33,411	12,425	675,954

B.	Collateral

To secure its collateral and liabilities, the Company created first fixed and floating liens on its assets, (subject to the provisions of the Communications Law), in favor of the banks and its debenture holders.

C.	Credit acquisitions of property, plant and equipment

In the year ended December 31, 2011, credit for acquisitions of property, plant and equipment increased by NIS 19,218,000.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 8 – INTANGIBLE ASSETS, NET

	Costs of acquisition of subscribers	Software licenses	Total
	NIS thousands

Cost	223,130	152,745	375,875
Balance at January 1, 2010	32,440	27,884	60,324
Additions during the year	(1,816)	-	(1,816)
Balance at December 31, 2010	253,754	180,629	434,383
Additions during the year	21,240	39,950	61,190
Balance at December 31, 2011	274,994	220,579	495,573
Accumulated depreciation
Balance at January 1, 20010	187,166	121,666	308,832
Additions during the year	33,105	10,512	43,617
Disposals during the year	(835)	-	(835)
Balance at December 31, 2010	219,436	132,178	351,614
Additions during the year	34,692	15,040	49,732
Balance at December 31, 2011	254,128	147,218	401,346

Carrying amount
At January 1, 2010	35,964	31,079	67,043

At January 1, 2011	34,318	48,451	82,769

At December 31, 2011	20,866	73,361	94,227

In the year ended December 31, 2011, credit for intangible asset acquisitions increased by NIS 4,595,000.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 9 –BROADCASTING RIGHTS, NET OF RIGHTS EXERCISED

	December 31,	December 31,
	2011	2010
	NIS thousands	NIS thousands

Cost	621,199	600,385
Less - rights exercised	290,627	295,895
	330,572	304,490

NOTE 10 - BANK CREDIT

This Note includes information on the contractual conditions of the Company’s interest-bearing bank loans and borrowings.

Additional information about the Company's exposure to interest, currency CPI and liquidity risks appears in Note 29.

With respect to collateral and restrictions pertaining to credit and to financial covenants, see Note 27. At December 31, 2011 the Company is in compliance with the terms set out in the updated financing agreement.

	December 31,	December 31,
	2011	2010
	NIS thousands	NIS thousands

Short-term credit	441	85,735
Current maturities of bank loans	85,557	49,703
	85,998	135,438

Details of the loans:

The loans are repayable according to the settlement schedules set out in the Company’s financing agreement. The Company may change the loan tracks according to the terms of the financing agreement.

The loans are to be settled in the forthcoming years based on the following settlement schedules:

December 31,
2011
NIS thousands

2012	85,557
2013	112,560
2014	112,560
2015	112,559
423,236

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 11 – SUPPLIERS AND SERVICE PROVIDERS

	December 31,	December 31,
	2011	2010
	NIS thousands	NIS thousands

Open accounts	363,312	290,516
Notes and checks for repayment	45,986	65,255
	409,298	355,771

Including suppliers which are related and interested parties	119,055	19,400

For further information about suppliers that are related and interested parties, see Note 30 – Related and interested parties.

For the Company’s exposure to currency and liquidity risks for part of the trade balances, see Note 29 – Financial Instruments

NOTE 12 – OTHER PAYABLES

	December 31,	December 31,
	2011	2010
	NIS thousands	NIS thousands

Employees and institutions with respect to wages	30,743	27,050
Provisions for vacation and convalescence pay	10,952	11,423
Interest payable for debentures	29,839	30,282
Deposits from customers, net	4,283	5,631
Institutions	39,061	41,540
Prepaid income	27,149	22,469
Others	20,491	26,556
	162,519	164,951

For information about the Company’s exposure to currency and liquidity risks for part of the payables balances, see Note 29 – Financial Instruments

NOTE 13 - PROVISIONS

December 31,
2011
NIS thousands

Balance at January 1, 2011	89,266
Provisions during the period	2,876
Provisions realized during the period	(349)
Provisions eliminated during the period	(34,977)
Effect of time lapse (linkage differentials)	(1,487)
Balance at December 31, 2011	55,329

During the normal course of business, various lawsuits were filed against the Company.

For information about the lawsuits and amounts of the exposure, see Note 20.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 14 – DEBENTURES

A.
On July 31, 2007, the Company issued debentures at a par value of NIS 620 million in a private issue to institutional investors. The debentures (Series A) were listed on the TACT-institutional system of the Tel Aviv Stock Exchange.

The debentures (Series A) are repayable in eight annual payments of principal and interest on July 5th of each of the years 2010 to 2017. The principal payments in each of the years 2010 to 2013 will be at a rate of 8% of the par value of the debentures, and the principal payments in each of the years 2014 to 2017 will be 17% of the par value of the debentures. The debentures (Series A) are linked to the CPI commencing on June 2007, and at the reporting date bear annual linked interest at a rate of 8.4%, payable in semi-annual payments in January and July of each of the years 2009-2017.

The Company did not undertake to list the debentures (Series A) on the TASE, however, if listed, the annual interest payable in respect thereof will be reduced to 7.4% from that date.
In addition, if the Company fails to comply with the terms set out in the financing agreement with the banks, and as a condition for the banks’ waiver of the breach, the Company will undertake to pay to the banks, for the bank credit, an additional margin on the bank interest, and if the debentures (Series A) are not listed at that time, then as long as the banks are paid the additional margin and the debentures (Series A) are not listed, the Company will pay the holders of the debentures (Series A) additional annual interest at the same rate.

Deed of Trust A stipulates that the Company may register first liens in favor of additional holders of debentures which it might issue and/or add them to liens in favor of the trustee without agreement from the trustee, provided that the ratio between the Company's total debt (after issue of the above debentures and including the proceeds thereof) at the end of the quarter preceding the issue, and its EBITDA in the 12 months ending at the end of the last calendar quarter does not exceed 6.5.

Deed of Trust A stipulates standard events (such as insolvency proceedings, breach and exercise of liens on most of the Company's assets), which, should they occur, after the warning period stipulated in the deed, will allow immediate call for repayment pursuant to the provisions in the deed of trust, and establishes the right to call for immediate payment if the bank guarantees are exercised or another debenture series is called for immediate repayment, if the balance for settlement exceeds the amount set out in the deed of trust.

B.
In November 2010 the Company raised NIS 450 million in a private issue of debentures (Series B) to institutional investors. The debentures (Series B) are registered and listed on the TACT-institutional system of the TASE (“the Debentures (Series B)”. S&P Maalot rated the debentures as ilA for the issuance.

In March 2011 the Company expanded the Debentures (Series B) by issuing additional debentures in the sum of NIS 117 million par value and in the sum of NIS 120 million. Maalot rated the issue of the Debentures (Series B) as ilA. Under the amendment to the Company's bank financing agreement 50% of the proceeds of the issue were designated for early repayment of part of the Company's long-term bank credit.

The Debentures (Series B) are repayable in seven annual payments of the principal, in November of the years 2013 to 2019. The annual payments in each of the years 2013 through to 2017 will be at a rate of 14% of the par value of the Debentures (Series B), and the payment of the principal for each of the years 2018 and 2019 will be at a rate of 15% of the par value of the Debentures (Series B). The Debentures (Series B) are linked to the CPI commencing in September 2010, and bear annual linked interest at a rate of 5.85% (subject to various possible adjustments according to the terms of the Debentures (Series B)), which are payable in semi-annual payments in May and November of each of the years from 2011 through to 2019.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 14 – DEBENTURES (CONTD.)

B.	(contd.)

The terms of the Debentures (Series B) contain a mechanism so that if they are listed, the annual interest paid on them will be reduced by 0.5% from the later of the listing date or two years after issuance of the debentures, provided the debentures are listed for trading. In addition, if Bezeq provides the holders of the Debentures (Series B) with a guarantee, as long as the Company's rating does not drop below ilAA or its equivalent in another rating company (the higher of the two), the annual interest will be increased by 0.5% if the rating is downgraded to ilBBB or its equivalent and an additional 0.25% interest will be paid for each notch on the rating scale during the period in which the downgraded rating remains in effect.

If Bezeq provides the holders of Debentures (Series B) with a guarantee, and as long as Bezeq's rating does not drop below the above rating, the interest additions, if any, will be canceled.

Deed of Trust (B) stipulates standard events which, should they occur (subject to the extension periods set out in the deed of trust), will allow immediate call for repayment of the debentures, subject to the provisions in the deed of trust. These events include the events set out in Deed of Trust A, with certain changes, including failure to deliver the financial statements to the trustee on the dates set out in the deed, a decrease in Bezeq’s holding in the Company below the minimum rate stipulated in the deed (provided the Company remains a private company), a merger with another company (except for with Bezeq or one of its subsidiaries), or the sale of most of its assets under conditions stipulated in the deed, cancellation of the broadcasting license or termination of communication activities, as well as non-compliance with the financial covenants set out in the deed, under which the Company is obligated to comply with a maximum debt/EBITDA ratio of 5.7%. At December 31, 2011 the Company was in compliance with this covenant. See further details in Note 27.

Under Deed of Trust B, the Company’s right to distribute dividends and repay them at the expense of shareholder loans is contingent on compliance with the financial covenants, based on the ratio between the total secured debt and its EBITDA (as defined in Deed of Trust B, and subject to the amendment period set out in the deed). In respect of repayment of shareholder loans, there is a further restriction whereby the repayment amount will not exceed the Company’s cumulative net profit from the beginning of 2011 onwards, with adjustments for the Company’s financing expenses for the shareholder loans, less repayments and distributions.

According to the provisions in Deed of Trust B, if Trustee B receives a guarantee from Bezeq for the Company’s liabilities to holders of Debentures (Series B), and the rating of Bezeq is not downgraded to lower than ilAA- or its equivalent in another rating company, whichever is higher, then from that date, the collaterals produced by the Company in favor of Trustee B will be cancelled, the restriction on expansion of the series and the issue of additional securities secured by these collaterals will be canceled, the restriction on repayment of shareholder loans and dividend distribution will be canceled, and a number of causes for immediate repayment available to Trustee B under Deed of Trust B will be canceled (in addition to the decrease in the annual interest rate as set out above).

Debentures (Series A) and Debentures (Series B) are each secured by a floating first lien, unlimited in amount, on all the Company’s assets (apart for exceptions pursuant to the Communications Law), as well as a fixed first lien of unlimited amount on the Company’s rights and assets, in favor of banks (other than exceptions as dictated by the provisions of the Communications Law). The first liens are equal (pari passu) to the liens in favor of holders of debentures (Series A) and the liens in favor of holders of debentures (Series B), and between them and the floating liens and the fixed lien created by the Company in favor of the banks to secure the bank credit. See Note 27.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 14 – DEBENTURES (CONTD.)

	December 31, 2011
	Nominal interest (%)	Repayment years	Par value	Carrying amount
			NIS thousands

Debentures A	8.4	2012-2017	521,052	600,944
Debentures B	5.85	2013-2019	566,959	577,356

Repayment dates

December 31, 2011
NIS thousands

2012	57,494
2013	139,197
2014	203,878
2015	203,878
2016	203,878
2017 onwards	378,954
1,187,277

For information about liens in respect of the debentures, see Note 27.

NOTE 15 – LOANS FROM SHAREHOLDERS

A.

	December 31,	December 31,
	2011	2010
	NIS thousands	NIS thousands

Balance of the loans based on their nominal terms:
Old shareholder loans (1)	2,306,939	2,249,570
New shareholder loans (2)
Loans received at 5.5% interest	411,047	379,929
Loans received at 11% interest	1,438,455	1,263,679
	4,156,441	3,893,178

Less – excess amounts of the loans on their fair value upon receipt, after cumulative reduction(at the effective interest rate) (3)	(1,478,525)	(1,592,792)
	2,677,916	2,300,386

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 15 – LOANS FROM SHAREHOLDERS (CONTD.)

A.	(contd.)

(1)
The loans extended to the Company by its shareholders until July 10, 2002 (“the Old Shareholder Loans”), in the amount of NIS 2.307 million are linked to the known CPI, do not have a repayment date and do not bear interest.

(2)
Pursuant to the agreement between the shareholders and the Company from December 30, 2002, it was decided that the loans extended by some of the Company's shareholders from July 10, 2002 ("the New Shareholder Loans"), will have preference over the Old Shareholder Loans. In accordance with the agreement, the New Shareholder Loans will be eligible for full settlement by the Company before any dividend is distributed by the Company and/or the repayment of the Old Shareholder Loans extended to the Company by the shareholders, and subject to the Company's cash flows and liabilities under the agreements with the banks.

The New Shareholder Loans that were received before April 2003 are linked to the known CPI and bear annual interest at a rate of 5.5%, while the New Shareholder Loans that were received after this date, based on an amendment to the aforesaid agreement, are linked to the known CPI with the addition of annual interest at a rate of 11%. No repayment dates were set for the new loans as well.

(3)
The shareholder loans were included in the financial statements at their fair value at the time received. The fair value of the loans was determined according to the current value of the expected cash flows for repayment of the loans, taking into consideration the dates on which the shareholders may make an initial request for repayment of the loans (in accordance with the restrictions in the agreements with the banks and financial institutions), and the interest rates applicable to loans with similar risks upon receipt of the loans. The interest rate taken into account as aforesaid, which represents the effective interest rate for the loans, is 12%.

When a change in the terms of the loans results in a difference of over 10% in the discounted cash flows, the difference between the expected cash flows prior to the changes which are discounted at the interest rate on the date on which the loans were provided, and the discounted value at the interest rate on the date of the changes, is recognized in the financing item.

The difference between the current value of the new cash flows, which are discounted at the interest rate on the date of the change, and the old cash flows, which are discounted at the interest rate on the date of the change, is recognized in the capital reserve under equity.

In 2007, as part of rating the debentures with the rating agency, the Company committed to the rating agency (and to her alone) that it shall not make payment on account of the shareholder loans before the end of the life of the debentures (Series A).

The interest rate on the date of the change was determined in accordance with a professional opinion received by the Company from an external consultant, stating that the interest rate for discounting the interest-free shareholder loans is 15.63%, and the interest rate for discounting the shareholder loans bearing interest at a rate of 5.5% is 15.58%.

Based on these rates, the difference between the expected cash flows prior to the change which are discounted according to the 12% interest rate at the time the loans were received and their discounted value of 15.63% or 15.58% at the time of the change, accordingly, which amounted to NIS 213 million, was attributed to financing income.

The difference between the current value of the expected cash flows based on the new repayment dates and the current value of the cash flows which were expected based on the repayment dates prior to any change is discounted according to the interest rate at the time of the change, 15.63% or 15.58%, which amounted to NIS 348 million, was attributed to capital reserves.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 15 – LOANS FROM SHAREHOLDERS (CONTD.)

The Company’s right to distribute dividends for debentures (Series B) and repay them is contingent on the shareholder loans. See Note 14(B). This is not a material change in the terms as set out in section A, therefore it had no effect on the Company’s financial statements.

B.
In accordance with the agreement described in section 2 above, the shareholders that provided the new shareholder loans were awarded rights to receive additional shares in the Company or options exercisable into Company shares pro rata to their contributions.

Accordingly, the shareholders were allocated additional shares in the Company or options exercisable into Company's shares. The options are exercisable at any time and without additional consideration, and they are transferable as though they were shares, subject to the approval of the banks according to the financing agreements.

Exercise of the options allocated to Bezeq and changes in certain holdings in the Company are contingent on regulatory approvals. For the ruling regarding non-approval of the merger between Bezeq and the Company, see Note 1.

NOTE 16 – LONG-TERM TRADE PAYABLES

	December 31,	December 31,
	2011	2010
	NIS thousands	NIS thousands

Open debts	18,766	56,264

Open debts with related parties	16,681	54,264

The Company and Bezeq formulated a debt restructuring arrangement for the debt balance of NIS 31.5 million owed by the Company to Bezeq. Under the arrangement, the Company will repay the debt to Bezeq in 36 equal monthly installments plus interest at prime + 1.5%. In October 2010, an agreement was approved to defer part of the payments under this debt arrangement and also to defer payments that the Company owes Bezeq under the previous agreement between the Company and Bezeq. Under the agreement, 18 payments under the agreement and the 15 payments remaining under the previous agreement will be deferred for 18 months, where in the deferral period, the payments will bear annual interest of prime + 3%. The agreement may be terminated by prior notice under the provisions stipulated therein.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 17 – EMPLOYEE BENEFITS

Employee benefits include post-employment benefits, termination benefits, short-term benefits and share-based payments.

The Company has defined benefit plans for post-employment benefits and it makes contributions to central severance pay funds and appropriate insurance policies.

The Company also has a defined contribution plan for some of its employees who are subject to Section 14 of the Severance Pay Law, 1963.

Regarding share-based payments see Note 18 – Share-based payments.

	December 31,	December 31,
	2011	2010
	NIS thousands	NIS thousands

Current value of obligations	11,797	11,891
Fair value of plan assets	(5,626)	(5,195)

Liability recognized for a defined benefit plan	6,171	6,696
Other liabilities	14,869	14,731
Total employee benefits	21,040	21,427
Presented under the following items:
Other payables	14,869	14,731
Long-term employee benefits	6,171	6,696
	21,040	21,427

Post-employment benefit plans – defined benefit plan

A.	Change in the current value of the defined benefit obligations

	2011	2010
	NIS thousands	NIS thousands

Balance of obligation in respect of a defined benefit plan at January 1	11,891	11,610
Current service cost	1,300	1,346
Financing expenses with respect to obligations	544	650
Actuarial gains recognized in other comprehensive income	(307)	85
Benefits paid according to the plan	(1,631)	(1,800)
Balance of obligation at end of year	11,797	11,891

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 17 – EMPLOYEE BENEFITS (CONTD.)

B.	Change in plan assets

	2011	2010
	NIS thousands	NIS thousands

Fair value of plan assets at January 1	5,195	6,011
Amounts deposited in the plan	649	929
Expected return on plan assets	256	353
Actuarial losses recognized in other comprehensive income	(387)	(1,450)
Benefits paid according to the plan	(87)	(648)
Fair value of plan assets at end of year	5,626	5,195

C.	Expense recognized in profit or loss

	2011	2010	2009
	NIS thousands	NIS thousands	NIS thousands

Current service cost	1,300	1,346	1,015
Interest for obligation	544	650	503
Expected return on plan assets	(256)	(353)	(318)
	1,588	1,643	1,200

The expense is included in the following items in the statement of income:

	2011	2010	2009
	NIS thousands	NIS thousands	NIS thousands

Cost of sales	715	738	558
Sales and marketing expenses	442	460	345
General and administrative expenses	143	148	112
	1,300	1,346	1,015

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 17 – EMPLOYEE BENEFITS (CONTD.)

D.	Actuarial gains and losses recognized directly in other comprehensive income

	2011	2010	2009
	NIS thousands	NIS thousands	NIS thousands

Amount accrued at January 1	4,043	2,508	1,971
Amount recognized in the period	80	1,535	537
Amount accrued at December 31	4,123	4,043	2,508

E.	Main actuarial assumptions

	2011	2010	2009
	NIS thousands	NIS thousands	NIS thousands

Discount rate at December 31	1.85	1.7	2.9
Future salary increases	2	2	3

Assumptions regarding future mortality rate are based on published statistics and mortality tables.

The expected long-term yield rate on the assets is 1.7%. This rate is based on the asset portfolio as a whole and not on the yield of the separate asset groups. The return is based exclusively on historical returns, without adjustments.

F.	Historical information

	2011	2010	2009
	NIS thousands	NIS thousands	NIS thousands

Present value of the defined benefit obligation	11,797	11,891	11,610
Fair value of plan assets	(5,626)	(5,195)	(6,011)
Deficit in the plan	6,171	6,696	5,599

G.	Post-employment benefit plans – defined contribution plan

	Year ended December 31,
	2011	2010	2009
	NIS thousands	NIS thousands	NIS thousands

Amount recognized as an expense in respect of a defined deposit plan	11,771	9,526	9,381

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 18 – SHARE-BASED PAYMENTS

In September 2008, 4,250,000 options of Bezeq were allocated to the CEO of the Company. The options are exercisable into Bezeq shares at an exercise price of NIS 5.24 per option (the exercise price at the allocation date, adjusted to distribution of dividends by Bezeq as from the allocation date). The fair value of all the options on the allocation date was NIS 10,280,000. The options will vest in three equal annual lots. Up to the reporting date, all three lots have vested.

A.	Number of Bezeq options

Number of options
2011
in thousands

Balance at January 1	4,250
Allocated during the period	-
Balance at December 31	4,250

B.	Additional details

The fair value of the services received in consideration of the allocated options is based on the fair value of the allocated options, measured on the Black and Scholes model, based on the following parameters:

Fair value at the allocation date	10,280

Parameters taken into account in fair value
Bezeq share price	6.18
Exercise price	5.24
Anticipated fluctuations (weighted average)	23.1%- 23.8%
Useful life of the option (projected weighted average)	5
Risk-free interest rate	5.1%-5.3%

Other information (not taken into account):
Share price immediately before the board of directors’ decision	6.37
Share price immediately before the allocation	5.92

The anticipated fluctuations were based on historical fluctuations of Bezeq’s share prices. The life of the options was determined on the basis of management estimates regarding the period of time the employees will hold the options, taking into consideration their positions at the Company and past experience. The risk-free interest rate was determined on the basis of NIS government bonds, with the time to maturity being equal to the expected life of the options.

The total expense recorded for the options in the year ended December 31, 2011, and attributed to administrative and general expenses in the statement of income amounted to NIS 889,000.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 19 – AGREEMENTS

1.	At December 31, 2011, the Company has agreements for the acquisition of broadcasting rights. In the year ended December 31, 2011, acquisition of these rights amounted to NIS 100 million.

2.	At December 31, 2011, the Company has agreements for the acquisition of channels. In the year ended December 31, 2011, expenses for use of channels acquired by the Company amounted to NIS 268 million.

3.
The Company has operational leasing contracts for the buildings it occupies. The primary lease expires in 2014, with an option to extend the lease for another five years. The rental fees are linked to the CPI. The Company also has several other leasing contracts for various periods.

The expected rent for the forthcoming years, calculated according to the rent on December 31, 2011, is as follows:

NIS thousands

2012	10,856
2013 to 2016	20,160

4.	Operating lease

A.
The Company has a number of operating lease agreements for periods of up to 36 months for the vehicles it uses. The balance of the contractual annual lease payments, calculated according to the payments in effect at December 31, 2011, is NIS 26 million.

B.
In 2009, the Company purchased several vehicles from a vehicle importer. This transaction is accounted for as an operating lease. The balance of the expected annual payments amounts to NIS 0.2 million.

5.
Royalties: In accordance with the terms of the license, the Company has a liability to pay royalties to the State of Israel, calculated on the basis of income from broadcasting services as described in the license.

In accordance with the Communications Regulations 2006, the rates of royalties applicable are as follows: 2009 – 1.5%, 2010 – 1%, 2011 – 1.75%, 2012 – 2.5%. Commencing 2013, the rates of royalties will revert to 1%.

6.
In accordance with the licensing requirements and decisions of the Cable and Satellite Broadcasts Council (“the Council”), for each of the years 2010, 2011 and 2012, the Company is required to invest no less than 8% of its income from subscription fees in local productions, where under the Communications Regulations and decisions of the Council, the Company is required to invest varying rates from these investment amounts in various types of local productions. According to these requirements, the Company is obliged to invest at least 50% of its total investment in local productions which are broadcast on channels which it does not produce (“external channels”), where in accordance with the Council’s decisions, in order to comply with this obligation, the Company needs to disconnect itself from the productions broadcasted on the external channels. In December 2011 the Council decided, inter alia, to compel the Company to make up its shortfalls in local productions on channels owned by external producers between 2007 and 2011 in the amount of NIS 40 million between 2012 and 2016. In light of this decision, the Company will have to change its mix of local productions and the way in which it commissions them. DBS is also compensating for the investment shortfalls determined by the Council in certain categories.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 19 – AGREEMENTS (CONTD.)

6.	(contd.)

In October 2011 the Council notified the Company that commencing 2012, its revenues from subscription fees which constitute a basis for calculation of its local production obligation, would be deemed to include all the payments made by its subscribers to receive broadcasts and services, including revenues from terminal equipment and its installation. In contrast, the policy so far implemented by the Council in respect of using the revenues from terminal equipment to calculate the local production obligation used to be conditional upon a mechanism based on the profitability of this revenue component, and in previous years, revenues from terminal equipment and its installation were not included as a basis for calculating local production. The Company will therefore have to increase the annual amount it invests in local productions.

7.
Agreement with NDS Limited ("NDS"): The Company entered into several agreements with NDS to acquire services in respect of the Company's encoding, broadcasting and receiving systems and hardware for these services.

In 2011 and 2010, the Company's payments to NDS amounted to NIS 34,782,000 and NIS 26,893,000, respectively.

8.
In August 2000, the Company entered into in a three-way contract to purchase decoders from Eurocom Marketing (1986) Ltd. ("Eurocom") and Advanced Digital Broadcast Ltd ("ADB"). Eurocom is an interested party of the Company.

In 2011 and 2010, the Company's payments to Eurocom for the purchase of decoders amounted to NIS 102 million and NIS 88 million, respectively.

The Company purchases HD Zapper decoders from another supplier under an agreement from August 2011. In 2011 the Company had not yet paid this supplier.

9.
The Company entered into an agreement with Space Communications Ltd. to receive space segment capacity. The agreements are not dependent on the use of specific space segments and Space’s ability to supply the service by means of other segments which meet the Company's requirements. The transaction is therefore presented as a transaction for the receipt of services. Space is an interested party of the Company.

In 2011 and 2010, the Company's payments to Space amounted to NIS 100 million and NIS 87 million, respectively.

10.
Zira Ltd. commenced operations in December 2011. The Company is one of Zira’s founders alongside additional companies operating in the television arena whose objective is to prevent the infringement of copyright in internet video content.

11.
In the past, the Company had agreements with one of these entities, the Union of Composers, Songwriters and Publishers of Israeli Music Ltd. ("ACUM"), whereby the sums of royalties paid to ACUM since 2003 are an advance payment on account of the royalties, at a rate based on the rate which HOT pays to ACUM, and these amounts would be paid until another agreement is reached with ACUM, inter alia, taking into account the agreement reached by HOT and ACUM in a dispute which arose between HOT and ACUM in connection with the total royalties to be paid to ACUM. Recently, further to an updated demand from ACUM for royalties, the Company and ACUM are negotiating in an attempt to resolve these disputes under an agreement which would settle the sum of the royalties to be paid to ACUM by the Company for the period between 2003 and 2010 as well as payment of royalties for the period between 2011 and 2016.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 20 – CONTINGENT LIABILITIES

1.	Guarantees

To assure its obligations, the Company has made available collateral in the amount of NIS 41 million (including guarantees to the State of Israel in the amount of NIS 39 million).

2.	Legal claims

Various legal claims have been filed or are pending against the Company (in this section: Legal claims”).

In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements (Note 13) include appropriate provisions, where provisions are required to cover the exposure resulting from such claims.

In the opinion of the management of the Company, the additional exposure at December 31, 2011, owing to legal claims filed against the Company in various matters which are likely to be realized, amounts to NIS 955,062,000. These amounts and all the amounts of the claims in this Note are before the addition of interest and linkage.

Below are details of the material contingent claims of the Company at December 31, 2011, classified into groups with similar characteristics.

A.	Employee claims

During the normal course of business, collective and individual claims were filed against the Company by employees and former employees of the Company. These are claims which are primarily allegations of non-payment of salary components and delay in salary payment. At December 31, 2011, the total amount of these claims amounted to NIS 50,052,000. In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, appropriate provisions amounting to NIS 2,545,000 have been included in the financial statements, where provisions are required to cover the exposure resulting from such claims.

B.	Customer claims

During the normal course of business, claims were filed against the Company by its customers. These are mainly motions for certification of class actions and the ensuing claims concerning the alleged unlawful collection of payment and impairment of the services provided by the Company. At December 31, 2011, these claims amount to NIS 903,839,000. In the opinion of the management of the Company, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 3,383,000, where provisions are required to cover the exposure resulting from such claims.

Of these claims, there are claims amounting to NIS 13,693,000, which cannot yet be estimated. These claims include the following:

On November 23, 2011 a motion for certification of a class action against the Company was filed in the Central District Court in the sum of NIS 13,618,000. According to the applicant, where customers have not settled their debts and the matter has been transferred to external lawyers, the Company collects excessive and unrealistic “collection expenses” in contravention of the law. The application requests, inter alia, declaratory orders and orders instructing the Company not to collect more than is permitted plus monetary compensation.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 20 – CONTINGENT LIABILITIES (CONTD.)

2.	Legal claims (contd.)

B.	Customer claims (contd.)

On February 23, 2012, the court approved a joint motion of the parties for approval of a procedural hearing in which the Company will file its response to the motion for approval by June 21, 2012, and the applicant will be permitted to file its response to the response by August 8, 2012. A pretrial was set for September 6, 2012.

After the balance sheet date a court approved a settlement for two class actions where the claim totaled NIS 171,980,000.

C.	Supplier and communication provider claims

During the normal course of business, various legal claims have been filed against the Company by suppliers which supply the Company with goods and/or services. The main claim was filed for alleged damage caused to a supplier as a result of the Company's negligence.

At December 31, 2011, these claims amounted to NIS 1,171,000. The financial statements include appropriate provisions amounting to NIS 28,000, where provisions are required to cover the exposure resulting from such claims.

NOTE 21 – EQUITY

A.	Share capital

The equity consists of ordinary shares of NIS 1 par value each, as follows:

	December 31,	December 31,
	2011	2010
	Nmber of shares and amount in NIS

Issued and paid up share capital	29,896	29,896
Registered capital	39,000	39,000

B.	Option warrants for shareholders

See Note 15(B).

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 22 – COST OF REVENUES

	Year ended December 31
	2011	2010	2009
	NIS thousands	NIS thousands	NIS thousands

Wages, salaries and incidentals	148,746	148,545	132,172
Content costs	277,505	350,688	295,608
Utilized broadcasting rights	147,116	168,799	180,826
Use of space segments	85,278	89,990	94,228
Depreciation and amortization	220,180	237,260	200,679
Car allowance	26,601	25,409	19,055
Royalties	17,438	10,944	13,581
Other	105,304	97,213	105,952
	1,028,168	1,128,848	1,042,101

NOTE 23 – SALES AND MARKETING EXPENSES

	Year ended December 31
	2011	2010	2009
	NIS thousands	NIS thousands	NIS thousands

Wages, salaries and incidentals	41,662	29,805	27,913
Advertising	61,846	67,624	60,897
Marketing consultation	1,662	1,729	1,603
Car allowance	8,561	8,786	7,921
Depreciation	34,829	32,165	20,862
Other	4,177	3,093	3,116
	152,737	143,202	122,312

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 24 – GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31
	2011	2010	2009
	NIS thousands	NIS thousands	NIS thousands

Wages, salaries and incidentals	57,073	54,347	45,490
Share-based payment	889	2,460	5,295
Professional consultation and fees	11,107	10,100	7,738
Rental and maintenance fees	13,983	13,181	12,727
Depreciation	21,384	15,307	12,662
Provisions for doubtful and bad debts	1,933	805	1,764
Subcontractors (mainly for system maintenance)	20,661	20,462	19,648
Other	16,006	15,899	12,481
	143,036	132,561	117,805

NOTE 25 - FINANCING EXPENSES, NET

Recognized in profit or loss

	Year ended December 31
	2011	2010	2009
	NIS thousands	NIS thousands	NIS thousands

Income from interest on bank deposits	(981)	(316)	(77)
Change in fair value of financial assets at fair value through profit and loss	(5,378)	(351)	(5,518)
Other financing income	(16,804)	(8,646)	(2,752)
Financing income recognized in profit and loss	(23,163)	(9,313)	(8,347)

Expenses for shareholder loans	263,263	228,464	258,183
Expenses for discounting of shareholder loans	114,266	90,035	42,190
Change in fair value of financial assets at fair value through profit and loss	4,250	7,244	4,558
Interest expenses for financial liabilities measured at reduced cost	114,649	127,544	124,189
Expenses for linkage differences	31,283	19,449	29,343
Expenses from exchange rate changes	6,221	277	3,253
Other financing expenses	12,588	27,070	16,557
Financing income recognized in profit and loss	546,520	500,083	478,273

Net financing expenses recognized in profit and loss	523,357	490,770	469,926

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 26 – INCOME TAX

A.	Income tax expense components

	Year ended December 31
	2011	2010	2009
	NIS thousands	NIS thousands	NIS thousands

Current tax expense
For the current period	1,128	1,188	972
For prior years	-	-	(227)
	1,128	1,188	745

B.	Deferred tax assets and liabilities

At the balance sheet date, the Company has losses and deductions for inflation of NIS 4.8 billion for tax purposes carried forward to the next year (in 2010, NIS 4.6 billion).

Loss balances and deductions carried forward to the next year are linked to the CPI until the end of 2007.

The deductible temporary differences and tax losses do not expire under current tax legislation. The Company does not create deferred tax assets since it is not probable that future taxable profit will be available against which it can utilize the benefits.

C.	Tax assessments

The Company has final tax assessments up to and including 2005 and tax assessments that are considered as final up to 2007.

NOTE 27 – LIABILITIES SECURED BY LIENS AND RESTRICTIONS IMPOSED WITH RESPECT TO LIABILITIES

A.	The Company’s secured liabilities and collateral are as follows:

	December 31,	December 31,
	2011	2010
	NIS thousands	NIS thousands

Debentures	1,178,300	1,087,035
Borrowings from banks	423,677	606,248
Guarantees	41,302	40,319

B.	To secure these liabilities and collateral, the Company recorded floating liens on all its assets, and fixed liens on certain assets (subject to the restrictions imposed by the Communications Law).

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 27 – LIABILITIES SECURED BY LIENS AND RESTRICTIONS IMPOSED WITH RESPECT TO LIABILITIES (CONTD.)

C.
The terms of loans and credit facility that the Company received from banks (NIS 535 million at December 31, 2011) impose restrictions on liens or the sale of certain assets, the receipt of credit from banks and others (without the prior approval of the lending bank), the distribution of a dividend, the repayment of shareholder loans, transactions with interested parties, changes in the shareholding ratio of shareholders, the Company's compliance with its various licenses, the purchase of securities by the Company and the establishment of a subsidiary, and the issuance of shares or other securities of the Company.

The parameters for compliance with the financial covenants are measured quarterly. Non-compliance with the financial covenants confers on the banks the right to demand early settlement of the loans received by the Company.

Under the financing agreement, the Company is obligated to comply with the minimum debt coverage ratio between its cash balances (cash deposits, securities available for sale plus the unused balance of the short-term bank credit facility), plus the Company's pre-financing surplus (the total sum of net cash from its current operations in the past four quarters, net of the total amount of cash used for investment activity in the same four quarters based on the cash flow report), and total principal returns and interest payments (the total sum repayable in the four quarters following the quarter under review, on account of the long-term bank credit and of the debentures (Series A) and the debentures (Series B). The targets of the covenant increase gradually until 2013, while at December 31, 2011, the target of the covenant was a minimum debt coverage ratio of 1.05. At December 31, 2011, the Company was in compliance with this covenant (a minimum debt coverage ratio of 1.55).

Furthermore, the Company must comply with a maximum and minimum supplier credit covenant which is measured on the basis of the liabilities to suppliers and service providers for the period commencing at the start of said calendar year and ending at the end of the measured quarter. The target of the covenant is that supplier credit is not to fall below NIS 300 million and not to exceed NIS 500 million (the maximum target will not include supplier credit of interested parties in the amount of NIS 100 million as long as the credit from suppliers which are not interested parties does not exceed NIS 500 million). At December 31, 2011, the Company was in compliance with this covenant (supplier credit amounted to NIS 428 million).

D.
Deed of Trust B determines that the Company has to comply with a maximum debt / EBITDA ratio of 5.7. At December 31, 2011, the Company was in compliance with this covenant (its debt / EBITDA ratio was 2.86).

NOTE 28 - FINANCIAL RISK MANAGEMENT

A.	General

The Company is exposed to the following risks from the use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk (including currency and interest risks)

This Note describes the Company’s exposure to each of the above risks, and the Company’s objectives, policies and processes in respect of risk management and measurement.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 28 - FINANCIAL RISK MANAGEMENT (CONTD.)

B.	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from debt balances of trade receivables.

Management has a credit policy and the Company's exposure to credit risks is monitored on a regular basis.

The Company regularly monitors trade receivables and the financial statements include provisions for doubtful debts which properly reflect, in management’s estimation, the loss inherent in debts for which collection is uncertain.

C.	Liquidity risk

Liquidity risk is the risk of the Company being unable to meet its financial liabilities repayable by cash or other financial asset. The Company’s approach to managing liquidity risk is to ensure, as far as possible, the degree of liquidity that is sufficient to meet its liabilities on time, under normal conditions and stressful conditions, without causing it unexpected losses or harming its goodwill.

D.	Market risk

Market risk is the risk that changes to market prices such as exchange rates and interest rates will impact the Company's revenues or the value of its holdings in financial instruments. The objective of market risk management is to manage and supervise the exposure to market risks under standard parameters, by maximizing the risk yield.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS

A.	Credit risk

(1)	Exposure to credit risk

The carrying amount of the financial assets represents the maximum credit exposure. The maximum exposure to credit loss at the reporting date is described in the table below:

	December 31,	December 31,
	2011	2010
	NIS thousands

Trade receivables	159,596	168,847
Other receivables	7,167	7,994
	166,763	176,841

(2)	Aging of debts and impairment losses

	December 31,	December 31,
	2011	2010
	NIS thousands NIS thousands

Not past due	154,211	166,200
Past due up to one year	8,749	10,106
Past due one to two years	4,788	2,925
Past due more than two years	6,390	5,233
	174,138	184,464
Less provision for doubtful debts	(7,375)	(7,700)
Total	166,763	176,764

(3)	Changes in provision for doubtful and bad debts:

	December 31,	December 31,
	2011	2010
	NIS thousands NIS thousands

Balance at January 1	7,700	9,013
Decrease	(325)	(1,313)
Balance at December 31	7,375	7,700

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONTD.)

B.	Liquidity risk

Below are the contractual repayment dates of financial liabilities, including interest payments. This aging does not include amounts which are set up by offset agreements.

	December 31, 2011
	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than five years
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Non-derivative financial liabilities:
Credit from banks at variable interest - overdraft	441	441	441	-	-	-	-
Credit from banks at variable interest – long-term loan	86,334	97,392	12,558	13,123	25,220	46,491	-
Credit from banks at fixed interest	343,017	393,446	36,062	55,655	106,607	195,122	-
Debentures, including accrued interest	1,208,140	1,556,143	42,633	99,850	219,217	776,955	417,488
Loans from shareholders	2,677,916	4,156,469	-	-	-	-	4,156,469
	4,315,848	6,203,891	91,694	168,628	351,044	1,018,568	4,573,957

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONTD.)

B.	Liquidity risk (contd.)

	December 31, 2010
	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than five years
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Non-derivative financial liabilities:
Credit from banks at variable interest – on call	85,735	85,735	85,735	-	-	-	-
Credit from banks at variable interest – long-term loan	156,154	164,127	11,508	152,619	-	-	-
Credit from banks at fixed interest	364,358	424,460	29,229	28,845	78,227	288,159	-
Debentures, including accrued interest	1,117,317	1,635,507	40,368	96,130	136,791	459,126	903,092
Loans from shareholders	2,300,387	3,893,207	-	-	-	-	3,893,207
	4,023,951	6,203,036	166,840	277,594	215,018	747,285	4,796,299

Derivative financial liabilities:
Forward exchange contracts, net	2,929	2,929	2,929	-	-	-	-

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONTD.)

C.	CPI and foreign currency risks

(1)	Foreign currency and CPI risk for the Company’s financial instruments are as follows:

	December 31, 2011
	Unlinked	CPI-linked	In foreign currency or foreign currency linked (mainly USD)	Non-monetary items	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Current assets
Cash and cash equivalent	13,325	-	-	-	13,325
Trade receivables	159,128	-	468	-	159,596
Other receivables	7,165	2	-	853	8,020
Total current assets	179,618	2	468	853	180,941
Current liabilities
Borrowings from banks	85,999	-	-	-	85,999
Current maturities for debentures	-	57,494	-	-	57,494
Suppliers and service providers	277,987	7,004	124,307	-	409,298
Other payables	23,749	40,238	16,054	27,149	107,190
Provisions	49,372	5,957	-	-	55,329
Total current liabilities	437,107	110,693	140,361	27,149	715,310
Non-current liabilities
Debentures	-	1,120,806	-	-	1,120,806
Bank loans	337,679	-	-	-	337,679
Shareholder loans	-	2,677,916	-	-	2,677,916
Long-term payables	16,681	2,085	-	*	18,766
Total non-current liabilities	354,360	3,800,807	-	-	4,155,167
Surplus liabilities over assets	611,849	3,911,498	139,893	26,296	4,689,536

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONTD.)

C.	CPI and foreign currency risks (contd.)

(1)	Foreign currency and CPI risk for the Company’s financial instruments are as follows: (contd.)

	December 31, 2010
	Unlinked	CPI-linked	In foreign currency or foreign currency linked (mainly USD)	Non-monetary items	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Current assets
Trade receivables	164,889	-	3,958	-	168,847
Receivables and debt balances	7,983	2	9	3,156	11,150
Total current assets	172,872	2	3,967	3,156	179,997
Current liabilities
Borrowings from banks	135,438	-	-	-	135,438
Current maturities for debentures	-	56,062	-	-	56,062
Suppliers and service providers	243,135	-	112,636	-	355,771
Other payables	62,092	77,452	2,938	22,469	164,951
Total current liabilities	440,665	133,514	115,574	22,469	712,222
Non-current liabilities
Debentures	-	1,030,973	-	-	1,030,973
Bank loans	470,810	-	-	-	470,810
Shareholder loans	-	2,300,387	-	-	2,300,387
Long-term payables	54,264	-	-	-	54,264
Total non-current liabilities	525,074	3,331,360	-	-	3,856,434
Surplus liabilities over assets	792,867	3,464,872	111,607	19,313	4,388,659

(2)	CPI and material currencies:

	December 31,	December 31,	Change (%)	Change (%)
	2011	2010	2011	2010

CPI in points	115.97	113.51	2.16	2.7
USD exchange rate per 1 USD	3.821	3.549	7.7	(6.0)
Euro exchange rate per 1 Euro	4.938	4.738	4.2	(12.9)

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONTD.)

D.	Interest rate risk

Types of interest of the Company's interest-bearing financial instruments:

	Carrying amount	Carrying amount
	2011	2010
	NIS thousands	NIS thousands

Fixed-interest instruments
Other receivables	-	77

Financial liabilities	4,199,234	3,751,781

Variable-interest instruments
Financial liabilities	86,775	241,889

E.	Fair value compared to carrying amount

The carrying amount of assets and liabilities correspond with or are close to their fair values.

Fair value of financial assets and liabilities which are not stated at fair value are as follows:

	2011		2010
	Carrying amount	Fair value	Carrying amount	Fair value
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Bank loans	423,235	405,664	520,512	521,904
Debentures, including accrued interest	1,208,140	1,138,728	1,117,317	1,293,986

	1,631,375	1,544,392	1,607,547	1,815,890

See Note 4 regarding the basis for determining fair value.

The interest rates used to discount estimated cash flows, where applicable, are based on the government yield curve at the reporting date plus an adequate credit spread, and in 2011 ranged from 7.3% to 10.8% (in 2010, 5.5% to 6.62%%).

F.	Derivative financial instruments

The Company has limited involvement in derivative financial instruments. The Company contracts such transactions to hedge its cash flows. See details in Note 29B.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONTD.)

G.	Sensitivity analysis

Below are sensitivity analyses for changes in the main market risks where changes will alter the values of assets and liabilities and affect the Company's net profit and equity.

(1)	Sensitivity to changes in the CPI

The Company has financial instruments that are sensitive to changes in the CPI such as debentures and customer deposits. The sensitivity analysis of 5% and 10% refers to the rate of deviation from an inflation assessment of 2% per year, based on the Inflation Target Center at the Bank of Israel.

Sensitivity analysis at December 31, 2011

Deviation rate from inflationary target	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Effect on equity and net profit	(3,903)	(1,951)	1,951	3,903

Sensitivity analysis at December 31, 2010

Deviation rate from inflationary goal	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Effect on equity and net profit	(7,343)	(3,671)	3,671	7,343

(2)	Sensitivity analysis of changes in the US dollar exchange rate

The Company has financial instruments that are sensitive to changes in the US dollar exchange rate such as trade payables and forward transactions. The sensitivity analysis of 5% and 10% refers to the rate of change in the exchange rate.

Sensitivity analysis at December 31, 2011

Change in NIS/USD exchange rate (in NIS)	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Effect on equity and net profit	(13,687)	(6,844)	6,844	16,687

Sensitivity analysis at December 31, 2010

Change in NIS/USD exchange rate (in NIS)	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Effect on equity and net profit	(1,612)	(806)	806	1,612

(3)	Sensitivity to changes in interest rates

The Company has financial instruments that are sensitive to changes in interest rates such as financial liabilities to banks. The sensitivity analysis of 5% and 10% refers to the rate of change in the interest rate.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONTD.)

G.	Sensitivity analysis (contd.)

(3)	Sensitivity to changes in interest rates (contd.)

Sensitivity analysis at December 31, 2011

Rate of change in the interest rate	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Effect on equity and net profit	(5,052)	(2,543)	2,579	5,194

Sensitivity analysis at December 31, 2010

Rate of change in the interest rate	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Effect on equity and net profit	(5,169)	(2,599)	2,628	5,287

NOTE 30 – TRANSACTIONS AND BALANCES WITH INTERESTED AND RELATED PARTIES

A.	Transactions with interested and related parties

	December 31,
	2011	2010	2009
	NIS thousands	NIS thousands	NIS thousands

Revenues (1)	1,446	1,165	12,196
Cost of revenues (2)	98,729	101,251	112,576
Administrative and general expenses	2,075	2,376	1,855
Financing expenses	384,074	320,032	302,303
Salary and benefits for interested parties employed by the Company (3)	3,682	5,802	8,367

(1)	The revenues consist primarily of revenues for the sale of content to an interested party.

(2)	The expenses consist primarily of space leasing costs from an interested party, and the cost of operating Bezeq Online’s call center.

(3)
The Company's CEO participates in an options plan for shares in the parent company (see Note 18). In addition, on August 11, 2008, the Company's board of directors approved an annual bonus plan for its CEO for 2009 and 2010, based on compliance with certain goals defined in the plan.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 30 – TRANSACTIONS AND BALANCES WITH INTERESTED AND RELATED PARTIES (CONTD.)

B.	Balances with related parties

	December 31, 2011	December 31, 2010
	NIS thousands	NIS thousands

Shareholder loans (see Note 15)	2,677,916	2,300,387
Current liabilities	119,055	73,664
Non-current liabilities	16,681	54,253
Receivables and debt balances	1,944	77

C.	Additional details

(1)	The Company has an agreement for the import and maintenance of digital satellite decoders from a company that is an interested party (see Note 19).

The cost of purchase and maintenance of the decoders amounted to NIS 102 million (in 2010 – NIS 88 million).

(2)	For information about the options allocated to the Company's shareholders, see Note 15B.

NOTE 31 – MATERIAL EVENTS SUBSEQUENT TO THE REPORTING DATE

A.
In January 2012 the Knesset Economics Affairs Committee approved the Broadcasting via Digital Broadcasting Stations Bill, 2011 (a government bill submitted following a government decision) for second and third readings. Under the bill, the DTT setup will be expanded within 24 months from publication of the law or by December 31, 2013, the earlier of the two. The bill will add, inter alia, a radio channel containing regional and national radio channels, an educational channel if requested, an additional channel for HD broadcasts by the Broadcasting Authority, if requested, a designated channel if requested (while at present there are two designated channels – one designated Russian-language channel and one designated Israeli music and Mediterranean music channel to which a designated Arabic-language channel is expected to be added, if and when it is launched). However, the broadcasts of a designated channel in addition to the five designated channels will be subject to the existence of capacity available for this purpose. Any of the above-mentioned channels may be added upon payment of a distribution fee. The Minister of Communications, after consultation with Council of the Second Channel and with the Council, may order the addition of up to three additional “topical” channels dedicated to specific topics which would be selected gradually in a tender, so that each “topical” channel would be aired one year after its predecessor started broadcasting, upon payment of a distribution fee. From January 1, 2014 the operation of the DTT setup will be transferred from the Second Authority to a public body, statutory corporation or government company which is not a broadcaster and does not supervise television or radio broadcasts. This body would be appointed by the Minister of Communications and Minister of Finance and approved by the government. At the reporting date, the bill has not yet been submitted for second and third readings in the Knesset.

An increase or variation in the number of channels to be distributed via this setup is likely, in the opinion of the Company, to increase the capability of the setup to offer substitutes for DBS's services and this is liable to cause material harm to its revenues.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 31 – MATERIAL EVENTS SUBSEQUENT TO THE REPORTING DATE (CONTD.)

B.
Under the Company's agreement with Space, the Company is obligated to use 13 space segments but it may temporarily cease the use of one segment, and each party may trigger the resumption of use thereof (once a year). At the reporting date, the Company uses 12 space segments since it is exercising its above right to halt use of the 13th segment. In February 2012 Space notified the Company that its use of the 13th segment would be resumed as of January 1, 2013.

C.
On December 13, 2010, a motion for certification of a class action against the Company was filed at the Tel Aviv-Jaffa district court in the amount of NIS 600 million. The plaintiff alleges that the Company violated its obligations to its customers by failing to transmit broadcasts which it is obligated to transmit under the terms of its basic package, it removed channels without approval, it breached its obligation to invest in elite genres and breached obligations regarding the broadcasting of advertisements, promos and marketing and commercial content. At October 30, 2011, a motion was filed in court for approval of a settlement agreement.

On January 9, 2012, the parties filed a motion for a ruling in the case. On February 26, 2012, the Attorney-General submitted that the settlement was not to be approved because it contains flaws which give rise to the fear that it is not appropriate, fair and beneficial to the members of the class and that it violates the purposes of the Class Action Law, including deterrence against breaking the law and the granting of appropriate relief to those harmed by its breach. On February 27, 2012, the court handed down a ruling whereby the parties will have to respond to the submission of the Attorney-General within 15 days. A hearing of the motion for approval of the settlement agreement was set for April 4, 2012.

D.
In February 2012, the Law, Information and Technology Authority ("ILITA") in the Ministry of Justice notified the Company after a hearing conducted by the parties that as of March 14, 2012, the Company is obligated to terminate the use for marketing purposes of information regarding subscribers who leave the Company as of February 29, 2012, unless it has obtained informed consent, specific and separate from subscribers. ILITA noted that any use which fails to comply with this condition would be a prima facie breach of the provisions of the Privacy Protection Law, 1981. In respect of subscribers leaving the Company up to February 29, 2012, ILITA announced that the Company would be permitted to make one-off use for marketing purposes of information about them until May 2012.

NOTE 32 – APPOINTMENT OF THE CHAIRMAN OF THE BOARD FOR THE FINANCIAL STATEMENTS APPROVAL MEETING

On the date of approval of the financial statements, the Company’s board of directors does not have an incumbent chairman. Consequently, on March 5, 2012, the Company’s board of directors authorized Ms. Rinat Gazit, a director in the Company, to serve as chairman of the board of directors’ meeting convened to approve and to sign the Company’s financial statements at December 31, 2011.